EXHIBIT 99.38

NEWS RELEASE DATED MARCH 11, 2011

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	March 11, 2011

RESULTS OF ANNUAL GENERAL MEETING

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV:TSM; Frankfurt:T61; Pinksheets:TASXF.  Mr Mark Saxon, President & CEO, announces that at the Company’s Annual General Meeting of Shareholders held on Friday, March 11, 2011 (the “AGM”), Messrs. Mark Saxon, Michael Hudson, David Henstridge, Nick DeMare and Robert Atkinson were reelected as directors of the Company.  In addition, all items put forth at the AGM were approved, including an ordinary resolution to ratify the Company’s Stock Option Plan.

At a directors’ meeting subsequent to the AGM, the directors appointed Mr. Saxon as President and Chief Executive Officer, Mr. DeMare as Chief Financial Officer and Ms. Mariana Bermudez as Corporate Secretary.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN